January 26, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. James Lopez

Re:	Avery Dennison Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 1-7685
Ladies and Gentlemen:
     In reference to the letter dated December 14, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing. We have obtained some information in preparation for a response to your letter, but will need additional time to obtain further information from our subsidiaries to prepare a full response. Accordingly, we respectfully advise the Staff that we expect to submit our response during the week of March 19, 2007.
     Please do not hesitate to contact me at (626) 304-2000, if you should have any questions or need additional information.

Sincerely, /s/ Michael A. Skovran Michael A. Skovran Vice President and Controller

cc:	Barbara Jacobs, Securities and Exchange Commission
Cecilia D. Blye, Securities and Exchange Commission